January 11, 2018

Via EDGAR & E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Era Anagnosti, Legal Branch Chief

Christopher Dunham, Staff Attorney

Amit Pande, Accounting Branch Chief

Michael Volley, Staff Accountant

Re:                             Victory Capital Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted December 11, 2017

CIK No. 0001570827

Ladies and Gentlemen:

On behalf of Victory Capital Holdings, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated December 15, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 5 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on December 11, 2017. We are also electronically transmitting for filing an amended version of the Registration Statement on Form S-1 (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

1.                                      Comment: Please revise to consistently refer to the pro forma financial information as combined, as opposed to consolidated.

Response: The Company has revised the disclosure on page 56 of the Amended Registration Statement to consistently refer to the pro forma financial information as combined.

Please do not hesitate to contact the undersigned at (212) 728-8620 or David K. Boston at (212) 728-8625 with any further questions or comments.

Sincerely,
/s/ Danielle Scalzo

cc:                                Nina Gupta, Chief Legal Officer, Victory Capital Holdings, Inc.